Filed Pursuant to Rule 433

Registration No. 333-264708

August 7, 2024

TUCSON ELECTRIC POWER COMPANY

$400,000,000

5.20% Senior Notes due 2034

PRICING TERM SHEET

Issuer:	Tucson Electric Power Company
Security:	5.20% Senior Notes due 2034
Ratings (Moody’s/S&P):*	A3 (stable)/A- (negative)
Principal Amount:	$400,000,000
Trade Date:	August 7, 2024
Settlement Date:	August 9, 2024 (T+2)
Maturity Date:	September 15, 2034
Interest Payment Dates:	March 15 and September 15 of each year, commencing March 15, 2025
Coupon:	5.20%
Public Offering Price:	99.844% of the principal amount
Yield to Maturity:	5.219%
Benchmark Treasury:	4.375% due May 15, 2034
Benchmark Treasury Yield:	3.939%
Spread to Benchmark Treasury:	+128 bps
Optional Redemption:	Make-whole call at any time prior to June 15, 2034 at 20 bps spread over Benchmark Treasury.

Callable on or after June 15, 2034 at par.

CUSIP/ISIN:	898813 AW0 / US898813AW06

Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC MUFG Securities Americas Inc. PNC Capital Markets LLC Truist Securities, Inc.

Co-Managers:	Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC C.L. King & Associates, Inc.

*

A security rating is not a recommendation to buy, sell or hold securities. Each rating is subject to revision or withdrawal at any time by the assigning rating organization. Each security rating agency has its own methodology for assigning ratings, and, accordingly, each rating should be considered independently of all other ratings. No report of any security rating agency is incorporated by reference herein.

The issuer expects to deliver the notes against payment for the notes on or about the settlement date specified above, which will be the second business day following the date of this term sheet (such settlement being referred to as “T+2”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the first business day before the delivery of the notes will be required, by virtue of the fact that the notes will settle in T+2, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the settlement date specified above should consult their advisors.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNY Mellon Capital Markets, LLC toll free at 1-800-269-6864, MUFG Securities Americas Inc. toll free at 1-877-649-6848, PNC Capital Markets LLC toll free at 1-855-881-0697 or Truist Securities, Inc. toll free at 1-800-685-4786.